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EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

											Nine Months Ended September 30,
	Year Ended December 31,
(in thousands, except ratios)
	1999		2000		2001		2002		2003		2003		2004
Fixed Charges
Interest expensed and capitalized	$14,271		$24,898		$21,965		$17,014		$20,029		$14,950		$18,698
Amortization of deferred financing costs	4		16		12		40		309		238		203
Interest portion of rental expense (1)	2,170		3,222		3,719		4,367		4,741		3,532		3,749
Total Fixed Charges	$16,445		$28,136		$25,696		$21,421		$25,079		$18,720		$22,650
Earnings Available for Fixed Charges
Income before provision for income taxes	$29,161		$38,153		$34,378		$52,841		$59,198		$42,788		$53,531
Fixed charges	16,445		28,136		25,696		21,421		25,079		18,720		22,650
Capitalized interest	—		(754)		(779)		(295)		(260)		(198)		(303)
Total Earning Available for Fixed Charges	$45,606		$65,535		$59,295		$73,967		$84,017		$61,310		$75,878
Ratios of Earnings to Fixed Charges	2.77	x	2.33	x	2.31	x	3.45	x	3.35	x	3.28	x	3.35	x

(1)
Management has estimated the interest portion of rental expense at 24.6 percent of rental expense.

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  EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges